UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended December 31, 2019.

[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sylios Corp

Full Name of Registrant

000-56091

SEC File Number

501 1st Ave N., Suite 901

St. Petersburg, Florida 33701

(Address of principal executive office, including zip)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

[  ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Sylios Corp (the “Registrant”) is unable to file its annual report on Form 10-K for the year ended December 31, 2019 because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense. The Registrant currently anticipates that its Form 10-K for the year ended December 31, 2019 will be filed as soon as practicable, and no later than fifteen calendar days following its prescribed due date.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Jimmy Wayne Anderson	(727)	482-1505
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes [X] No [  ]

3.	Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

The Company cautions that any forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act contained in this Form 12b-25 involve risks and uncertainties and are subject to change based on various important factors. Such forward-looking statements include, but are not limited to, the financial accounting and reporting effects of the exchange transactions entered into with various parties, the timing and outcome of the completion of our financial statements for the twelve months ended December 31, 2019, the timing of the filing of the Form 10-K and changes to the Company’s results of operations for the twelve months ended December 31, 2019 as compared to the similar periods in 2018. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the finalization of the Company’s financial statements for the twelve months ended December 31, 2019, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC. Any forward-looking statement in this Form 12b-25 speaks only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Sylios Corp has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of May 2020.

Sylios Corp

BY:	/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
Chief Executive Officer (principal executive officer and principal financial officer)